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                                                        EXHIBIT 5



                                        July 28, 1995

Arnold's Acquisition Corporation
c/o Kidd, Kamm Equity Partners, L.P.
9454 Wilshire Boulevard
Suite 920
Beverly Hills, California 90212

Gentlemen:

        Our financial advisor, The Chicago Corporation, has distributed to you and others on a confidential basis information about Huffman Koos Inc. (the "Company"). You have indicated to The Chicago Corporation that, in addition to such information, you wish to conduct a financial, business, regulatory and legal "due diligence" investigation of the Company in order to determine whether you or one of your affiliates would agree to enter into a definitive agreement to acquire the Company.

        The Company and its Board of Directors acknowledge that you will devote substantial time and resources, and incur substantial expenses, in connection with conducting such investigation. To induce you to incur such expenses, the Company agrees that, until September 5, 1995, or such later date as may be agreed to by the Company in its sole discretion (the "Exclusivity Period"), it will not directly or indirectly through any officer, director, employee, agent, advisor or otherwise (i) solicit, initiate or encourage submission of proposals or offers from any corporation, partnership, persons or group relating to any acquisition, purchase or option to purchase any stock of the Company, or any of the assets of, or any equity interest in the Company, or any merger, consolidation or other form of business combination or joint venture with the Company or (ii) furnish to any person or entity any information with respect to any of the foregoing without your prior written consent. However, notwithstanding the foregoing, the Company and its Board of Directors shall not be prohibited from entering into any negotiations which were not so solicited or initiated to the extent
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Arnold's Acquisition Corporation
July 28, 1995
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such action is taken on the exercise of good faith judgment as to their fiduciary duties to the shareholders of the Company, which judgment is based upon the written advice of independent, outside legal counsel that a failure of the Board of Directors of the Company to take such action would be likely to constitute a breach of its fiduciary duties to the shareholders of the Company. Each time, if any, that the Board of Directors of the Company determines, upon written advice of such legal counsel and in the exercise of its good faith judgment as to its fiduciary duties to the Company's shareholders, that it must enter into negotiations with, or furnish any information that is not publicly available to, any corporation, partnership, person or other entity or group (other than you, one of your affiliates, or their authorized representatives) concerning any acquisition proposal, the Company will give you prompt notice of such determination (which shall include a copy of the written advice of such legal counsel). The Company will notify you promptly in writing if the Company or its Board of Directors becomes aware that any inquiries or proposals are received by, any information is requested from or any negotiations or discussions are sought to be initiated with the Company or its Board of Directors with respect to any proposed purchase of assets, equity interests or any proposed merger or other form of business combination.

        The Company agrees that should it or any of its employees, directors or representatives during the Exclusivity Period either (a) receive an unsolicited proposal for the purchase of assets, equity interests or any proposed merger or other form of business combination (an "Acquisition Proposal") (other than from you, one of your affiliates or their authorized representatives) which it does not reject or (b) solicit or initiate any discussion for an Acquisition Proposal (regardless of whether it results in any acquisition), then in either case the Company shall pay to you an amount equal to all documented out-of-pocket expenses (including, without limitation, fees and expenses of counsel, accountants and financial advisors and fees and expenses paid to financing sources) not in excess of $350,000 in the aggregate incurred by you in connection with your "due diligence" investigation and attempted financing of an offer for the Company.

        The Company agrees that any proposal, written or oral, which it receives from you will be kept and maintained confidential by the Company, except to the extent required by the fiduciary duties discussed above or as mutually agreed by us.

        If the foregoing is acceptable to you, please sign the enclosed counterpart of this letter and return it to the undersigned.


                                                    Peter C. B. Bynoe
                                                    ---------------------------
                                                    Peter C. B. Bynoe
                                                    for and on behalf of Huffman
                                                    Koos Inc. and its Board
                                                    of Directors

Agreed to and accepted this
28th day of July, 1995.
Arnold's Acquisition Corporation

By   Michael H. Solomon
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